UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-13071
Hanover Compressor Company
(Exact name of registrant as specified in its charter)
12001 N. Houston Rosslyn, Houston Texas 77086; (281) 447-8787
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
Common Stock, $0.001 par value
$200,000,000 9% Senior Notes due 2014
$200,000,000 8.625% Senior Notes due 2010
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
Common Stock, $0.001 par value	1
9% Senior Notes due 2014	0
8.625% Senior Notes due 2010	5
     Pursuant to the requirements of the Securities Exchange Act of 1934, Hanover Compressor Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2007	Hanover Compressor Company
	By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President, General Counsel and Secretary